# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Standard Nuclear, Inc., CIK 0002086716
CUSIP: 853678100
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: C/O STANDARD NUCLEAR, INC., 200 EUROPIA AVE, OAK RIDGE, Tennessee (TN), 37830
Date of event which requires filing of this statement: 07/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002145172

## Reporting persons
- Decisive Point Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,902,000; shared voting power 19,686,810; sole dispositive power 6,902,000; shared dispositive power 19,686,810; aggregate amount beneficially owned 26,588,810 (17.83% of the class)
  Comment: The total reported in Rows 5 and 7 is comprised of 6,902,000 shares of Class A common stock (the "Common Stock") of Standard Nuclear, Inc. (the "Issuer") directly held by Decisive Point Group, LLC. The total reported in Rows 6 and 8 includes: (i) 5,800,000 shares of Common Stock held directly by Decisive Point - Standard Nuclear I, LLC, (ii) 2,451,678 shares of Common Stock held directly by Decisive Point - Standard Nuclear II, LLC, (iii) 2,242,330 shares of Common Stock held directly by Decisive Point - Standard Nuclear III, LLC, (iv) 505,478 shares of Common Stock held directly by Decisive Point - Standard Nuclear IV, LLC, (v) 1,275,496 shares of Common Stock held directly by Decisive Point - Standard Nuclear V, LLC, and (vi) 7,411,828 shares of Common Stock held directly by Decisive Point Ventures II Master Fund, L.P. Decisive Point Ventures Fund II GP, LLC is the manager of Decisive Point - Standard Nuclear I, LLC, Decisive Point - Standard Nuclear II, LLC, Decisive Point - Standard Nuclear III, LLC, Decisive Point - Standard Nuclear IV, LLC, Decisive Point - Standard Nuclear V, LLC and Decisive Point Ventures II Master Fund, L.P. Decisive Point Group, LLC is the parent of Decisive Point Ventures Fund II GP, LLC. Accordingly, Decisive Point Group, LLC exercises voting and investment discretion with respect to the reported securities and may be deemed the beneficial owner of the reported securities.
  
  The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus ("Prospectus") filed with the Securities & Exchange Commission ("SEC") pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Securities Act"), on July 16, 2026.
- Decisive Point - Standard Nuclear I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (3.89% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point - Standard Nuclear II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,451,678; sole dispositive power 0; shared dispositive power 2,451,678; aggregate amount beneficially owned 2,451,678 (1.64% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point - Standard Nuclear III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,242,330; sole dispositive power 0; shared dispositive power 2,242,330; aggregate amount beneficially owned 2,242,330 (1.5% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point - Standard Nuclear IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 505,478; sole dispositive power 0; shared dispositive power 505,478; aggregate amount beneficially owned 505,478 (0.34% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point - Standard Nuclear V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,275,496; sole dispositive power 0; shared dispositive power 1,275,496; aggregate amount beneficially owned 1,275,496 (0.86% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point Ventures II Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,411,828; sole dispositive power 0; shared dispositive power 7,411,828; aggregate amount beneficially owned 7,411,828 (4.97% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
- Decisive Point Ventures Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,686,810; sole dispositive power 0; shared dispositive power 19,686,810; aggregate amount beneficially owned 19,686,810 (13.2% of the class)
  Comment: The reported percentage is calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.

## Item 1. Issuer
Name of issuer: Standard Nuclear, Inc.
Address of issuer's principal executive offices: 200 Europia Ave, Oak Ridge, TN 37830

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Decisive Point Group, LLC
(ii) Decisive - Standard Nuclear I, LLC
(iii) Decisive - Standard Nuclear II, LLC
(iv) Decisive - Standard Nuclear III, LLC
(v) Decisive - Standard Nuclear IV, LLC
(vi) Decisive - Standard Nuclear V, LLC
(vii) Decisive Point Ventures II Master Fund, L.P.
(viii) Decisive Point Ventures Fund II GP, LLC
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 330 Railroad Ave, Suite 201, Greenwich, CT 06830.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

Decisive Point Ventures Fund II GP, LLC is the manager of Decisive Point - Standard Nuclear I, LLC, Decisive Point - Standard Nuclear II, LLC, Decisive Point - Standard Nuclear III, LLC, Decisive Point - Standard Nuclear IV, LLC, Decisive Point - Standard Nuclear V, LLC and Decisive Point Ventures II Master Fund, L.P. Decisive Point Group, LLC is the parent of Decisive Point Ventures Fund II GP, LLC. Accordingly, Decisive Point Group, LLC exercises voting and investment discretion with respect to the reported securities and may be deemed the beneficial owner of the reported securities.

The reported securities are held as follows:

(i) Decisive Point Group, LLC directly owns 6,902,000 shares of Class A Common Stock and may be deemed to beneficially own 26,588,810 shares of Class A Common Stock, which represents approximately 17.83% of the outstanding Class A Common Stock.
(ii) Decisive Point - Standard Nuclear I, LLC directly owns 5,800,000 shares of Class A Common Stock, which represents approximately 3.89% of the outstanding Class A Common Stock.
(iii) Decisive Point - Standard Nuclear II, LLC directly owns 2,451,678 shares of Class A Common Stock, which represents approximately 1.64% of the outstanding Class A Common Stock.
(iv) Decisive Point - Standard Nuclear III, LLC directly owns 2,242,330 shares of Class A Common Stock, which represents approximately 1.50% of the outstanding Class A Common Stock.
(v) Decisive Point - Standard Nuclear IV, LLC directly owns 505,478 shares of Class A Common Stock, which represents approximately 0.34% of the outstanding Class A Common Stock.
(vi) Decisive Point - Standard Nuclear V, LLC directly owns 1,275,496 shares of Class A Common Stock, which represents approximately 0.86% of the outstanding Class A Common Stock.
(vii) Decisive Point Ventures II Master Fund, L.P directly owns 7,411,828 shares of Class A Common Stock, which represents approximately 4.97% of the outstanding Class A Common Stock.
(viii) Decisive Point Ventures Fund II GP, LLC may be deemed to beneficially own 19,686,810 shares of Class A Common Stock, which represents approximately 13.20% of the outstanding Class A Common Stock.
Percent of class:
See Item 4(a) above and responses to row 11 on each cover page.

The reported percentages were calculated based upon 149,095,234 shares of Common Stock outstanding as of July 17, 2026, as reported by the Issuer in its Prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on July 16, 2026.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of July 23, 2026.

## Signatures
- Decisive Point Group, LLC: /s/ Thomas Hendrix, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point - Standard Nuclear I, LLC: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point - Standard Nuclear II, LLC: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point - Standard Nuclear III, LLC: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point - Standard Nuclear IV, LLC: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point - Standard Nuclear V, LLC: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point Ventures II Master Fund, L.P.: /s/ Thomas Hendrix, By Decisive Point Ventures Fund II GP, LLC, its Manager, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)
- Decisive Point Ventures Fund II GP, LLC: /s/ Thomas Hendrix, By Decisive Point Group, LLC, its Sole Member, By Thomas Hendrix, its Authorized Signatory (07/23/2026)